Transamerica Asset Management, Inc.
1801 California St, Suite 5200
Denver, CO 80202

October 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica ETF Trust (the “Registrant”)

(File Nos. 333-216648; 811-23237)

The Registrant hereby requests the withdrawal of Post-Effective Amendment No. 11 (the “Amendment”) to its Registration Statement pursuant to Rule 477 under the Securities Act of 1933 (“1933 Act”), as amended. In addition, the Registrant hereby requests that the applicable request(s) for extension of the effectiveness of the Amendment made pursuant to Rule 485(b)(1)(iii) of the 1933 Act, and filed most recently on September 20, 2021, be withdrawn. The Amendment was originally filed with the Securities and Exchange Commission (“SEC”) via EDGAR on February 12, 2021, pursuant to paragraph (a)(1) of Rule 485 under the 1933 Act (Accession Number 0001193125-21-041520). The Amendment was filed for the purpose of registering shares of certain new series of the Registrant. The Registrant has since determined not to proceed at this time with this initiative and confirms that no securities have been sold in connection with the offering contemplated by the Amendment. The Amendment to the Registration Statement has not been declared effective by the SEC.

Please direct any comments or questions concerning this filing to the undersigned at (720) 482-8836.

Very truly yours,

/s/ Erin D. Nelson
Erin D. Nelson
Assistant General Counsel and Assistant Secretary
Transamerica Asset Management, Inc.